Mountain Bank Holding Company

Annual Report 2003





Contents



Financial Highlights 2003

Assets	$156,276,000
Deposits	$138,775,000
Loans	$98,744,000
Income	$1,376,000
Mortgage Loans Originated	$42,824,000
New Accounts Opened	3,279
Shareholder Equity up	9%

A Brief History

Mt. Rainier National Bank first opened on July 2, 1990, in Enumclaw. In 1993 Mountain Bank Holding Company was formed as a one-bank holding company and approved by the shareholders. After the formation of the holding company, shares were exchanged on a one-for-one basis and Mountain Bank Holding Company became the sole owner of Mt. Rainier National Bank.

In 1995 the company opened its first branch in Buckley and since then has opened four additional branches in Black Diamond, Auburn, Maple Valley and Sumner. One of the bank's founding goals was to be a leader in addressing the financial needs in the communities they serve, and to keep each branch focused on knowing their customers. With this approach and discipline to customer service, Mountain Bank Holding Company and its subsidiary Mt. Rainier National Bank have experienced thirteen and a half years of steady growth.

There have been eight new stock offerings since opening with each one selling out completely. Twice, the company has had two-for-one stock splits and paid a stock dividend in 2001. Today the company has nearly 1100 shareholders and frequently maintains a waiting list of potential investors. The original commitment made by the company's directors to its shareholders is the same today as it was in 1990, "to increase the value of the shareholders' investment." A share of Mountain Bank Holding Company stock at year-end 2003, was selling for more than six times the original per-share cost in 1990, after factoring in the splits and dividends.



Financial History

Assets (millions)



200
150
100
50
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Deposits (millions)



150
120
90
60
30
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Loans (millions)



100
80
60
40
20
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Net Income (thousands)



1,500
1,200
900
600
300
0
-300
-600
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

To Our Shareholders

In sharp contrast to the difficulties experienced by the general economy in 2003, Mountain Bank Holding Company posted another outstanding year. We saw growth in every operating area, opened our sixth location and enjoyed a nice increase in the equity value of the company. Our discipline to goal setting and commitment to long-range planning has a proven value every year, but the real rewards for these efforts are most obvious during difficult times.

Last year was challenging for business in most every industry and the not-so-favorable press on a national level could be felt right down to all the communities served by Mt. Rainier National Bank. Our country at war, ongoing terrorist activities, high unemployment and unstable fuel prices all increased pressure on a troubled economy. Add to this the problems created for local businesses when one of our area's oldest and largest employers closed a lumber mill in Enumclaw that had been operating here since 1892. In spite of this, our company posted many new records last year. Perhaps the most important for our shareholders was our after tax income that ended the year at $1,376,000, an increase of 19.5% over the previous year. Total assets increased to $156,276,000 last year and deposits grew to $138,775,000 making this our 14th year of near linear growth. Looking back over the past five years our assets have increased by more than 70% through a wide range of economic conditions.

Much of this growth year after year comes from the dedicated efforts of our staff's focus on customer service. Their approach is obviously to get the job done, but at the same time they take the extra steps necessary to give our customers a level of service that seems to have been lost in today's world. As a result of their efforts last year we opened 3,279 new accounts, a very impressive number when you consider our high market share and the many new competitors we have both locally and on-line, offering bank type products.

Low interest rates, combined with our new branch in Sumner and additional loan officers helped our loan department set a new record in 2003. At year-end our loan portfolio totaled $98,744,000 for an increase of 20% over the previous year. Loans are obviously the number one source of income for a bank and in the last five years we have increased the value of our total loans outstanding by 132%. Just as important as measuring loan growth is maintaining loan quality and we are pleased to report that we ended the year with only five loans out of 1,188 delinquent more than 30 days. These past due loans total just four tenths of one percent of our portfolio. These would be great numbers to end a year in a good economic time but in 2003, they have to be considered outstanding.



Last year interest rates remained stable after falling to a near 40-year low and many customers took advantage of this opportunity to

Shareholder Equity (millions)


20
15
10
5
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

refinance their home mortgage. To meet this demand we added new staff in the mortgage department and put mortgage representatives in the branches. As a result, we funded $42,824,000 in home mortgages last year, an increase of 34% over 2002. Mt. Rainier National Bank offers customers an option they can't find at most traditional mortgage companies. If they are building a new home they can get a construction loan from the bank and then arrange for a permanent takeout loan in our mortgage department when the home is complete. This one-stop approach is popular with those wanting to save time and possible added costs involved when using separate companies.

Mountain Bank Holding Company has always focused on capital strength and thanks to the support of our shareholders we maintain capital levels well above regulatory requirements. Some in the banking industry may feel our capital is higher than it needs to be, but they have to agree that it makes our company very strong. Our goal, just as when we started, is to pursue the strategic plan of expanding the branch system and growing the business. The founding commitment our directors made to investors was to increase the value of our shareholders' investment, and that can't be maximized without growth, which requires capital.

With land, construction and labor costs all increasing we are working to find ways to shorten the "time-to-profitability" with each new branch we open. From experience we know that having officers work in the community while the branch is under construction has some impact, but still it takes months after opening to reach profitability. Before breaking ground on our next new branch we are going to open a loan production office, with a staff, in rental space. A production office is much like a bank branch without a teller line, and even though we can't accept deposits we can make loans and offer other banking services. The courier service we provide in other markets will also be available for the convenience of production office customers. By actually having a presence in the community we are confident that we can significantly shorten the "time-to-profitability" which will allow us to move ahead to the next location in less time.

Early in 2004, you will see our first loan production office open in Federal Way. This is a fast growing area that we feel offers a lot of opportunity for our style of personal service. We are fortunate to have attracted an experienced Federal Way banker with excellent credentials and a strong customer following. Her job will be to make Mt. Rainier National Bank's presence known in the community, generate loans and at the same time build the team that will staff a new branch to serve Federal Way.




Loan Distribution
Cash Secured 1.5%
SBA 2.5%
Other 0.7%
Agriculture 3.4%
Construction 6.7%
Consumer 8.8%
Commercial Buildings 37.5%
Mortgage 18.8%
Commercial 20.1%

As we reflect on our history, we have a deep sense of appreciation for the staff that works so hard to keep our company growing. One group that deserves a lot of credit for our success is the operations department. Frequently we focus on new records achieved by our loan officers, but without operations everything would come to a halt. These are the people that greet customers when they come through the door, the tellers that know you by name, handle your transactions and make that extra effort to be sure you are satisfied. They are the people in the backroom that do our bookkeeping, loan processing, wire transfers and maintain our facilities. Last year they processed more than one and a half million documents for our customers with a near zero error rate. National institutions that are managed by the numbers from a distant location without the personal touch offered by these people can't duplicate what we enjoy and appreciate as normal, but will never take for granted.

We enter a new year very optimistic about the future of Mountain Bank Holding Company. Our plans for the future include more branches, in new markets, offering a full range of banking products and most importantly, personal service. We will maintain our focus on profitable growth and do all we can to increase the value of our shareholders' investment. The directors, management and staff thank you for being such an important part in the success this company has enjoyed. We look forward to working with you as our partners in setting many new records in years to come.

Roy T. Brooks
Chairman
Mountain Bank Holding Company

Steve W. Moergeli
President
Mt. Rainier National Bank

Member FDIC




Loan Dept.

Corporate Headquarters

501 Roosevelt Avenue
Enumclaw, Washington 98022
(360) 825-0100

Independent Auditors

McGladrey & Pullen, LLP
Tacoma, Washington

General Counsel

Graham & Dunn, PC
Seattle, Washington

Directors

Susan K. Bowen-Hahto
Real Estate Management and Land Development

Roy T. Brooks
Chairman, President & CEO Mountain Bank Holding Company
Chairman Mt. Rainier National Bank

Brian W. Gallagher
Owner & President of Northern Transport, Inc.

Michael K. Jones
Owner & President of Jones & Associates, Certified Public Accountants

Steve W. Moergeli
President & CEO Mt. Rainier National Bank

Barry C. Kombol
An attorney in private practice
General Counsel for Pacific Coast Coal Company

John W. Raeder
Retired Executive, Construction Industry

J. B. Rupert
Owner & President Rupert Engineering, Inc.

Garrett S. Van Beek
Owner and operator of The Van Beek Dairy Farm

Hans R. Zurcher
Owner and operator, with his son of The Zurcher Dairy Farms

Executive Officers

Sheila M. Brumley
Chief Financial Officer and Secretary
Senior Vice President, Secretary and Cashier of the Bank

Sterlin E. Franks
Senior Vice President and Credit Administrator of the Bank

Branch Locations:

Auburn
1436 Auburn Way So.
Auburn, WA 98002
Phone (253) 288-0100

Black Diamond
31329 3rd Avenue
Black Diamond, WA 98010
Phone (360) 886-0300

Buckley
29290 SR 410
Buckley, WA 98321
Phone (360) 829-0100

Enumclaw
501 Roosevelt Avenue
Enumclaw, WA 98022
Phone (360) 825-0100

Maple Valley
23924 225th Way S.E.
Maple Valley, WA 98038
Phone (425) 413-8200

Sumner
15104 E. Main
Sumner, WA 98390
Phone (253) 826-0100

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-KSB

♦ Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003.

◊ Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 *(No fee required)*

Commission File Number: 0 - 28394

MOUNTAIN BANK HOLDING COMPANY
(exact name of registrant as specified in its charter)

WASHINGTON (State or other jurisdiction of incorporation or organization)	91-1602736 (IRS Employer identification Number)

501 Roosevelt Avenue, PO Box 98, Enumclaw, WA 98022
(address of principal executive offices) (zip code)

Registrant's telephone number: (360) 825-0100

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, no par value (title of class)

Check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__ No ______

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this form 10-KSB [ ]

State the issuer's revenues for its most recent fiscal year: $10,072,000

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked price of such stock, as of a specified date within the past 60 days: at January 31, 2004 - $26,048,018

Number of shares of common stock outstanding as of January 31, 2004: 2,176,677

DOCUMENTS INCORPORATED BY REFERENCE

The Proxy Statement for the 2004 Annual Meeting of Shareholders is incorporated by reference into Part I of this Annual Report on Form 10-KSB.

Transitional Small Business Disclosure Format: Yes __X__ No ______

TABLE OF CONTENTS
Part I
(ITEMS 6-11, FORM 1-A, MODEL B)

TABLE OF CONTENTS
Part I
(ITEMS 6-11, FORM 1-A, MODEL B)
(continued)

Part II
(ITEMS 1-6, FORM 1-A, MODEL B)

Part F/S
FINANCIAL STATEMENTS

Part III
EXHIBITS

SIGNATURES

CERTIFICATIONS

FORM 10-KSB
TRANSITIONAL SMALL BUSINESS ISSUER
DISCLOSURE PURSUANT TO ALTERNATIVE 2

PART I
(ITEMS 6-11, MODEL B, FORM 1-A)

ITEM 6. DESCRIPTION OF BUSINESS

General

Mountain Bank Holding Company ("Mountain Bank Holding") is a Washington corporation formed in 1993 primarily to hold all of the Common Stock of Mt. Rainier National Bank ("Mt. Rainier Bank"), a National Banking Association organized under the laws of the United States. Mt. Rainier Bank provides personal and commercial banking and related financial services at its main office located in Enumclaw, Washington, and from five branch offices located in Buckley, Black Diamond, Auburn, Maple Valley, and Sumner Washington. Mountain Bank Holding is regulated by the Federal Reserve Board (the "FRB") under the Bank Holding Company Act of 1956, as amended. A bank holding company is generally defined as a company that has direct or indirect control of a bank. Mountain Bank Holding qualifies as a bank holding company because it owns one hundred percent (100%) of the outstanding securities of Mt. Rainier Bank. At December 31, 2003, Mountain Bank Holding reported on a consolidated basis total assets of $156,276,000, total deposits of $138,775,000, and shareholders' equity of $16,895,000.

Mountain Bank Holding's strategy is to capitalize on its investment in Mt. Rainier Bank through continued growth in Mt. Rainier Bank's assets, deposits and earnings, and creation of long-term value for Company shareholders by pursuing the following:

- Monitoring and improving the credit quality of Mt. Rainier Bank's existing asset base;
- Concentrating on expense control, interest spread maximization and marketing of fee-based products, as well as maintaining adequate liquidity and capital levels;
- Emphasizing close working relationships between Mt. Rainier Bank's senior management, directors, loan officers and commercial customers; and
- Focusing on training programs to ensure that management and staff has knowledge necessary to serve customers and remain in compliance with all legal and regulatory obligations.

There can be no assurance that Mt. Rainier Bank will achieve these objectives.

DESCRIPTION OF MT. RAINIER NATIONAL BANK

Mt. Rainier Bank

Mt. Rainier National Bank is a wholly owned subsidiary of Mountain Bank Holding. While Mountain Bank Holding and Mt. Rainier Bank are distinctly different entities regulated by different regulatory bodies, the income of Mountain Bank Holding presently is almost entirely derived from dividends upstreamed from Mt. Rainier Bank to Mountain Bank Holding. Therefore, the value of the securities of Mountain Bank Holding is, to a large extent, dependent upon the success of Mt. Rainier Bank.

History

Mt. Rainier Bank opened on July 2, 1990, in Enumclaw, Washington, and has been operating since that date.

Business

Mt. Rainier Bank, through its main office and five branches, offers a full line of commercial banking services.

The principal sources of Mt. Rainier Bank's revenues are: (i) interest and fees on loans; (ii) deposit service charges; (iii) interest on deposits in other banks (generally on an overnight basis); (iv) gains on mortgages originated and sold to the secondary market; (v) interest on investments, and (vi) fees from sales of non-deposit investment products. Loans include short-to-medium-term commercial and consumer loans, including real estate loans, operating loans and lines, equipment loans, automobile loans, recreational vehicle and truck loans, personal loans and lines of credit, home improvement and rehabilitation loans, VISA national credit cards, and residential mortgage lending. Mt. Rainier Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, automated teller machine access, debit cards, automatic drafts for various accounts, telephone banking, Internet banking and bill payment services. Mt. Rainier Bank has a night depository and an ATM, as well as drive-up services, at each of its offices.

Mt. Rainier Bank's core deposit base generally has been enhanced through advertising and deposit promotions, and focusing on securing the entire banking relationship of each of its customers. Deposit products include checking accounts, savings programs, NOW accounts and certificates of deposit. Mt. Rainier Bank has not used brokered deposits as a source of funds.

Mt. Rainier Bank's commercial banking activities target high net worth individuals and their businesses with an emphasis on small to medium size businesses. Mt. Rainier Bank's operating strategy is to offer personal service, flexibility and timely responsiveness to the needs of its customers. Senior management of Mt. Rainier Bank and Mountain Bank Holding maintain close personal contact and close working relationships with Mt. Rainier Bank's commercial customers and their businesses, and Mt. Rainier Bank's and the Company's Boards of Directors primarily include local business people from Mt. Rainier Bank's primary service area. Most of Mt. Rainier Bank's new commercial banking business consists of referrals from existing customers. Mountain Bank Holding believes that Mt. Rainier Bank's loan portfolio is appropriately diversified. All floating rate loans are priced at prime or higher.

Mountain Bank Holding believes that the growth in loans and profitability achieved by Mt. Rainier Bank also is attributable in large measure to its strategy of targeting smaller and medium size businesses in the manner described above and to the business and personal relationships and experience of Mt. Rainier Bank's and Mountain Bank Holding's management and Directors, rather than the result of greater risk-taking or price concessions. In addition, there have been numerous acquisitions and mergers of banks in Mt. Rainier Bank's primary service area, which have made the larger institutions in the market even larger. This has resulted in Mt. Rainier Bank focusing primarily on the needs of the smaller and medium size commercial customers.

Service Area

Mt. Rainier Bank's primary service area is South King County and East Pierce County, including Enumclaw, Buckley, Black Diamond, Auburn, Maple Valley, Sumner and surrounding communities. Enumclaw's population is 11,195, having experienced 46% growth since 1990. Enumclaw is primarily considered a residential community, with most growth in single-family residences. The local economy is dependent upon the forest products industry, farming, and tourism. Buckley has experienced less growth with a population of 4,505. Buckley is a residential community with very little business growth in the past few years. Black Diamond has a current population of 3,995, up from 1,760 in 1990. Auburn is a larger community with a population of 45,355, up from 35,230 in 1990. Maple Valley has current population of 15,730, up from 10,500 in 1997 when it became a city. Sumner's population is 8,900.

Employees

As of December 31, 2003, Mountain Bank Holding employed a full-time President and CEO and a half-time Chief Financial Officer. As of the same date, Mt. Rainier Bank had 65 full-time-equivalent employees, including three Executive Officers. None of Mt. Rainier Bank's employees is presently represented by a union or covered by a collective bargaining agreement. Mt. Rainier Bank considers its relationships with its employees to be good.

Competition

The banking business in Mt. Rainier Bank's primary service area is highly competitive with respect to both loans and deposits. All the major out-of-state commercial banks that operate in Washington (including Bank of America, Key Bank, Washington Mutual, Wells Fargo and U.S. Bank) have a branch or branches within Mt. Rainier Bank's primary service area. Among the advantages such major banks have are their ability to finance wide-ranging advertising campaigns and to allocate their investment assets to geographic regions of higher yield and demand. Such banks offer certain services which are not offered directly by Mt. Rainier Bank (but are offered indirectly through correspondent institutions); and, by virtue of their greater total capitalization (legal lending limits to an individual customer are based upon a percentage of a bank's shareholder equity accounts), such banks have substantially higher lending limits than Mt. Rainier Bank.

Mt. Rainier Bank also competes with a number of non-bank competitors such as insurance companies, small loan companies, finance companies, mortgage companies, credit unions, brokerage houses, and other financial institutions. Many of Mountain Bank Holding's non-bank competitors are not subject to the extensive federal and state regulations, which govern Mountain Bank Holding and, as a result, have a competitive advantage over the Company in providing certain services.

Mt. Rainier Bank believes its competitive position has been strengthened by the consolidation in the banking industry, which has resulted in a focus by the larger banks on their larger accounts, with less direct contact between the officers and their customers. Mt. Rainier Bank's strategy, by contrast, is to remain a middle market lender, which maintains close, long-term contact with its customers.

Products and Services

In conjunction with the growth of its asset base, Mt. Rainier Bank has introduced new products and services to position it to better compete in its highly competitive market. Mt. Rainier Bank's customers demand not only a wide range of financial products but also efficient and convenient service. In response to these demands, Mt. Rainier Bank has developed a mix of products and services utilizing technology available to the banking industry such as telephone banking, internet banking, bill payment services and automated teller machines. Additionally, Mt. Rainier Bank offers a wide range of commercial and retail banking products and services to its customers. Deposit accounts include certificates of deposit, individual retirement accounts and other time deposits, checking and other demand deposit accounts, interest-bearing checking accounts, savings accounts and money market accounts. Loans include residential real estate, commercial, financial and real estate construction and development, installment and consumer loans. Other products and services include: credit related insurance, ATMs, safe deposit boxes and non-deposit investment products.

Marketing

Mt. Rainier Bank uses, to the fullest extent possible the flexibility accorded by its independent status to improve its market share. This includes an emphasis on specialized services, local promotional activity, and personal contacts by Mt. Rainier Bank's officers, directors and employees. Mt. Rainier Bank also seeks to provide special services and programs for individuals in its primary service area who are employed in the business and professional fields. In the event there are customers whose loan demands exceed Mt. Rainier Bank's lending limits, Mt. Rainier Bank arranges for such loans on a participation basis with other financial institutions.

Lending Activities

The two main areas in which Mt. Rainier Bank has directed its lendable funds are real estate and commercial loans. At December 31, 2003, these categories accounted for approximately 72% and 22%, respectively, of Mt. Rainier Bank's total loan portfolio. Mt. Rainier Bank's major source of income is interest and fees charged on loans.

Interest income on loans is recognized based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the process of collection. When a loan is placed on non-accrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and when the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

In general, Mt. Rainier Bank is permitted by law to make loans to single borrowers in aggregate amounts of up to fifteen percent (15%) of Mt. Rainier Bank's unimpaired capital and unimpaired surplus. Mt. Rainier Bank, on occasion, sells participations in loans when necessary to stay within lending limits or to otherwise limit Mt. Rainier Bank's exposure. Mt. Rainier Bank's goal is to reduce the risk of undue concentrations of loans to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At December 31, 2003, no such concentration exceeded 10% of Mt. Rainier Bank's loan portfolio, except for interim real estate construction loans, which totaled approximately 11% of loans. These construction loans are to a number of small contractors, with the largest of such loans totaling approximately $1,897 at December 31, 2003. Mt. Rainier Bank has no loans to customers in foreign countries. Its policy generally is to lend within Washington State, however Mt. Rainier Bank does have some loans to out-of-state borrowers.

In the normal course of business there are various commitments outstanding and commitments to extend credit, which are not reflected in the financial statements. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. Mt. Rainier Bank uses the same credit policies in making commitments as it does for loans. Management does not expect that all such commitments will be fully utilized.

Lending activities are conducted pursuant to a written Loan Policy, which has been adopted by the Board of Directors of Mt. Rainier Bank. Each loan officer has a defined lending authority. Regardless of lending authority, aggregate loans over $350,000 are approved by Mt. Rainier Bank's Loan Committee, made up of the President and Credit Administrator of Mt. Rainier Bank and three directors and aggregate loans over $250,000 are reviewed by that committee.

The bank's mortgage activity consists of originating residential loans wherein the closing of each loan is preceded by its negotiated sale on the secondary market. Primarily, these loans are funded by the bank and promptly sold. The bank also makes residential construction loans wherein a "take-out" is negotiated on the secondary market. Bank guidelines for loan-to-value ratios are closely adhered to.

Investment Portfolio

The investment policy of Mt. Rainier Bank is an integral part of the overall asset/liability management of Mt. Rainier Bank. Mt. Rainier Bank's investment policy is to establish a portfolio, which will provide liquidity necessary to facilitate making loans and to cover deposit fluctuations while at the same time achieving a satisfactory investment return on the funds invested. The investment policy is reviewed annually by Mt. Rainier Bank's Board of Directors. Mt. Rainier Bank stresses the following attributes for its investments: capital protection, liquidity, yield, risk management and pledgeability. Under Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, Mt. Rainier Bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available for Sale.

Held to Maturity securities include debt securities that Mt. Rainier Bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. As of December 31, 2003, Mt. Rainier Bank held no securities as Held to Maturity.

Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. As of December 31, 2003, Mt. Rainier Bank held no securities as Trading Securities.

Available for Sale securities include those which may be sold to implement Mt. Rainier Bank's asset/liability management strategies and in response to changes in interest rates, prepayment rates and similar factors. These securities are reported at fair market value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. All of Mt. Rainier Bank's investment securities at December 31, 2003, were classified as Available for Sale.

As a national bank and member of the Federal Reserve System, Mt. Rainier Bank is required to have $284,000 invested in Federal Reserve Bank Stock. Also, as a member of the Federal Home Loan Bank of Seattle, Mt. Rainier Bank is required to keep $409,000 in stock. This portion of Mt. Rainier Bank's investment portfolio is not liquid.

Forward Looking Statement Disclosure

In addition to historical information, this report may contain certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). This statement is included for the express purpose of availing Mountain Bank Holding of the protections of the safe harbor provisions of the PSLRA. The forward-looking statements contained in this report are subject to factors, risks, and uncertainties that may cause actual results to differ materially from those projected. Important factors that might cause such a material difference include, but are not limited to, those discussed in this report. Such items that could cause actual results to differ materially from the forward looking statements in this report are: general economic conditions, world and national events that could impact the economy and interest rates, including their impact on capital expenditures; business conditions in the banking industry; the regulatory environment; new legislation; vendor quality and efficiency; employee retention factors; rapidly changing technology and evolving banking industry standards; competitive standards; competitive factors, including increased competition with community, regional, and national financial institutions; fluctuating interest rate environments; and similar matters. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of the statement. Mountain Bank Holding undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report. Readers should carefully review the risk factors described in this and other documents we file from time to time with the Securities and Exchange Commission.

Statistical Information about Mountain Bank Holding

The following statistical information should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere herein.

The composition of the loan portfolio (excluding loans held for sale, which are normally held only for a short period) is summarized as follows:

LOAN PORTFOLIO – TYPES OF LOANS

	December 31, 2003		December 31, 2002	
	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
	(dollars in thousands)			
Commercial and Agricultural	$21,526	21.80%	$20,510	24.93%
Real Estate:				
Construction	10,833	10.97%	5,602	6.81%
Mortgage	60,509	61.28%	50,391	61.26%
Consumer	5,876	5.95%	5,758	7.00%
Total Loans	$98,744	100.00%	$82,261	100.00%

LOAN PORTFOLIO – MATURITIES AND SENSITIVITIES ON LOANS

	One Year or Less	Over One Through Five Years		Maturing After Five Years		Total
	Amount	Fixed	Variable	Fixed	Variable	
Commercial and agricultural	$12,740	$ 4,749	$ 2,238	$ 1,799	$ 0	$21,526
Real Estate:						
Construction	7,795	81	406	2,551	0	10,833
Mortgage	10,609	11,737	25,589	9,837	2,737	60,509
Consumer	1,484	3,610	0	642	140	5,876
Total	$32,628	$20,177	$28,233	$14,829	$2,877	$98,744

CREDIT RISK MANAGEMENT AND ALLOWANCE FOR CREDIT LOSSES

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of Mt. Rainier Bank's operations. The loan review procedures are designed to monitor adherence to established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, we have established specific terms and maturity schedules for each loan type, such as commercial, real estate, consumer, etc.

Applicable regulations require that each insured institution review and classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, regulatory examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectable and of such little value that continuance as an asset of the institution is not warranted. When an insured institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for loan losses in an amount deemed prudent by management. These allowances represent loss allowances, which have been established to recognize the inherent risk associated with lending activities and the risks associated with particular problem assets. When an insured institution classifies problem assets as loss, it charges off the balance of the asset against the allowance for credit losses. Assets, which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses, are required to be designated as special mention. The Bank's determination as to the classification of its assets is subject to review by the OCC during periodic examinations.

The loan portfolio is regularly reviewed and management determines the amount of loans to be charged off. In addition, such factors as Mt. Rainier Bank's previous loan loss experience, prevailing economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in economic conditions. In addition, the OCC, as part of its examination process, periodically reviews the allowances for credit losses and foreclosed real estate. The OCC may require Mt. Rainier Bank to recognize additions to the allowance based on its judgments about information available at the time of examination. In addition, any loan or portion of a loan that is classified as a 'loss' by regulatory examiners is charged-off.

The allowance for credit losses is maintained at a level management considers adequate to provide for probable losses based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

When information confirms that specific loans or portions of loans are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; Mt. Rainier Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

The allowance for credit losses is estimated by management based on historical loss experience and known changes within the loan portfolio at the measurement date. The provision that is charged to income is the amount needed to maintain an adequate allowance for credit losses. The allowance for credit losses at December 31, 2003 was $1,101,000 or 1.12% of loans outstanding. The allowance for credit losses at year-end 2002 was $852,000 or 1.04% of loans outstanding. The following table presents data related to Mt. Rainier Bank's allowance for credit losses for the years ended December 31, 2003 and 2002:

SUMMARY OF LOAN LOSS EXPERIENCE AND RELATED INFORMATION

	Year Ended December 31, 2003	Year Ended December 31, 2002
	(dollars in thousands)	
Allowance for credit losses *(beginning of period)*	$852	$753
Loans charged off:		
Commercial and agricultural	101	10
Real estate construction	0	0
Real estate mortgage	0	221
Consumer	41	47
Total	142	278
Recoveries of loans previously charged off:		
Commercial and agricultural	3	10
Real estate construction	0	0
Real estate mortgage	0	0
Consumer	3	7
Total	6	17
Net loans charged off	136	261
Provision for credit losses	385	360
Allowance for credit losses *(end of period)*	$1,101	$852
Loans outstanding:		
Average	$91,351	$74,940
End of period	98,744	82,261
Ratio of allowance for loan loss to total loans outstanding	1.21%	1.14%
Average		
End of period	1.12%	1.04%
Ratio of net charge-offs to average loans outstanding	0.15%	0.35%

ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES BY LOAN CLASSIFICATION

The allowance for credit losses, in management's judgement, is allocated as follows to cover probable loan losses:

	December 31, 2003		December 31, 2002	
	Allocation of allowance for credit losses	% of loans to total loans	Allocation of allowance for credit losses	% of loans to total loans
Commercial and agriculture	$413	21.80%	$395	24.93%
Real estate construction	98	10.97%	41	6.81%
Real estate mortgage	467	61.28%	272	61.26%
Consumer	123	5.95%	144	7.00%
Total	$1,101	100.00%	$852	100.00%

The foregoing conditions and adjustments reflect management's best estimate of items recognized when adjusting the loss percentage for each pool of loans, and adjustments to historical experience. These factors affect our assessment of low and high estimates of losses in our portfolio. The determination of the amounts of the provisions for credit losses is based on management's current judgment and the quality of the loan portfolio, and considers all known, relevant internal and external factors that affect loan collectibility. These include regional economic indicators such as employment; retail sales; real estate trends and specific areas of concentration for our market including the forest and dairy/agricultural industries.

During 2003, the loan loss allocations by category were adjusted to reflect the overall changes as they affect percentages in each pool of loans categorized by the banks Loan Loss Reserve Analysis. By this method, consumer loans, as a percentage of overall loans decreased from 7.00% to 5.95% as of December 31, 2003. During this same period, commercial and agriculture loans decreased from 24.93% to 21.80% as loan demand repositioned itself toward less risky Real Estate secured loans, that changed from 68.07% to 72.25% of the bank portfolio. The fundamental process for calculating the banks loan loss allocation requirements remained unchanged during this accounting period.

Loan quality, as measured by changes in the loan portfolio, as well as those identified as criticized/classified affect loan loss reserve allocations. Loan quality remained satisfactory with $435,000 in past due loans as of December 31, 2003. Likewise, loans identified as criticized/classified loans ended the year at $760,000, as compared to $463,000 as of the prior year-end as shown in the following summary:

	December 31, 2003	December 31, 2002
Special mention	$873	$687
Substandard	$760	$463
Doubtful	-0-	-0-

Other than the loans included in the table above, we are not aware of any loans at December 31, 2003 that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

RISK ELEMENTS – NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS

The following table sets forth information regarding non-performing loans of Mt. Rainier Bank on the dates indicated. Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on non-accrual status. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

	2003			
	Accruing Loans 90 Days or More Past Due	Non-accrual	Restructured	Lost Interest
	(dollars in thousands)			
Commercial and Agricultural	$0	$88	$0	-0-
Real Estate	0	0	0	N/A
Consumer	0	$16	0	$1
Total	$0	$104	$0	$1

	2002			
	Accruing loans 90 Days or More Past Due	Non-accrual	Restructured	Lost Interest
	(dollars in thousands)			
Commercial and Agricultural	$0	$88	$0	$3
Real Estate	0	0	0	N/A
Consumer	0	0	0	N/A
Total	$0	$88	$0	$3

INVESTMENT SECURITIES PORTFOLIO

The following table presents the composition and carrying value of Mt. Rainier Bank's investment portfolio at December 31, 2003and 2002 and the dollar and percentage changes of each investment category.

	December 31, 2003	December 31, 2002	Dollar Change	Percentage Change
	(dollars in thousands)			
US Treasury securities	$3,624	$3,141	$483	15.38%
US Government and agency securities	11,628	7,573	4,055	53.55%
Mortgage backed securities	11,813	12,330	(517)	-4.19%
Municipal bonds	221	400	(179)	-44.75%
Corporate bonds	4,944	6,058	(1,114)	-18.39%
Equity securities	60	60	0	0%
Total	$32,290	$29,562	$2,728	9.23%

The fair value of debt investment securities and the maturities and yield information on the investment portfolio is as follows:

	December 31, 2003							
	One Year Or Less		Over One Through Five Years		Over Five Through Ten Years		Over Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
US Treasury Securities	$502	4.75%	$3,122	4.73%	$0		$0	0%
US Government Agency Securities	$3,036	4.58%	$8,592	3.37%	$0		0	0%
Mortgage Backed Securities	$106	6.96%	$9,767	4.81%	$1,940	4.98%	0	0%
Corporate Bonds	$2,573	6.03%	$2,371	5.69%	$0		0	0%
Municipal Bonds (1)	$82	4.60%	$8	5.50%	$131	4.50%	0	0%
Total	$6,299		$23,860		$2,071		$0	
Weighted Average Yield		5.23%		4.37%		4.95%		0%

(1) Yield on municipal bonds is not calculated on a tax equivalent basis

DEPOSITS

Mt. Rainier Bank's primary sources of funds are interest-bearing deposits. The following table sets forth the average amount of and average rates paid on Mt. Rainier Bank's deposit accounts for the years ended.

	December 31, 2003		December 31, 2002	
	Average Amounts	Average Rate Paid	Average Amounts	Average Rate Paid
	(dollars in thousands)			
Non-interest bearing demand	$20,890	0.00%	$17,901	0.00%
Interest-bearing demand	48,613	1.12%	38,448	1.60%
Savings	14,529	0.83%	12,600	0.99%
Certificates of deposit	30,918	2.51%	30,503	3.75%
Certificates of deposit over $100,000	16,460	2.90%	16,540	4.08%
Total	$131,410	1.74%	$115,992	2.61%

At December 31, 2003, the scheduled maturities of certificates of deposit were:

	December 31, 2003	
	Less Than $100,000	$100,000 or More
Maturity in:	(dollars in thousands)	
Three months or less	$7,854	$1,967
Over three months through six months	6,824	$3,038
Over six months through twelve months	9,489	$3,845
Over twelve months	7,091	$8,191
Total	$31,258	$17,041

The following ratios applicable to Mountain Bank Holding are among those commonly used in analyzing bank holding companies:

	Year Ended December 31,	
	2003	2002
Return on Average Assets	0.93%	0.88%
Return on Average Equity	8.51%	8.04%
Dividend Payout Ratio	0%	0%
Average Equity to Average Assets Ratio	10.89%	10.96%

At December 31, 2003, and December 31, 2002 and for the years then ended, neither Mt. Rainier Bank nor Mountain Bank Holding had any short-term borrowings.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are interest rate sensitive and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is interest rate sensitive within a specific time period if it will reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-bearing assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that time period. A gap is considered positive when the amount of interest rate sensitive assets maturing within a specific time frame exceeds the amount of interest sensitive liabilities maturing within that same time frame. If negative, the reverse is true.

The following table represents an interest rate sensitivity analysis at December 31, 2003.

GAP ANALYSIS

	Total Within One Year	One Year to Five Years	Over Five Years
	(dollars in thousands)		
Rate Sensitive Assets:			
Loans, including loans held for sale	$32,628	$48,410	$17,706
Investments	6,299	23,860	2,071
Interest Bearing Deposits	13,919	0	0
Total	$52,846	$72,270	$19,777
Rate Sensitive Liabilities:			
Savings, NOW and Interest Checking	$66,720		
Time Deposits	33,017	$15,282	
Total	$99,737	$15,282	$0
Interest Sensitive Gap	($46,891)	$56,988	$19,777
Cumulative Gap	($46,891)	$10,097	$29,874
Cumulative Gap as a % of Average Earning Assets	33.91%	7.30%	21.60%

Currently, Mt. Rainier Bank's interest sensitivity gap is negative within one year. Assuming that general market interest rate changes affected the repricing of assets and liabilities in equal magnitudes, this indicates that the effect of rising interest rates on Mountain Bank Holding would be a decrease in the net interest margin, whereas falling interest rates would cause a corresponding increase in margin.

DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY AND INTEREST YIELDS

The following table sets forth the average balance sheets of Mountain Bank Holding for the past two years along with an analysis of net interest earnings for each major category of interest earning assets and interest bearing liabilities, the average rate paid in each category, and net yield on earning assets. Average non-accrual loans were $155 in 2003 and $68 in 2002 and are included in average total loans. Loan fees of $922 in 2003 and $789 in 2002 are included in interest income.

	2003			2002		
	Average Balance	Interest Earned/ Expense	Annualized Yield/ Rate	Average Balance	Interest Earned/ Expense	Annualized Yield/ Rate
	(dollars in thousands)					
ASSETS						
Interest earning assets:						
Loans	$91,351	$7,275	8.0%	$74,940	$6,590	8.8%
Investments	30,682	1,013*	3.3%	31,676	1,358*	4.3%
Federal funds sold and deposits in banks	16,247	177	1.1%	15,339	230	1.5%
Total interest earning assets	$138,280	$8,465	6.1%	$121,955	$8,178	6.7%
Non-interest earning assets:						
Cash and due from banks	1,370			1,192		
Premises and equipment	5,237			4,217		
Other assets	4,505			4,235		
Allowance for credit losses	(949)			(782)		
TOTAL ASSETS	$148,443			$130,817		

LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest bearing liabilities:						
Interest bearing demand deposits	$48,613	$547	1.1%	$38,448	$615	1.6%
Savings	14,529	119	.8%	12,600	125	1.0%
Certificates of deposit	30,918	775	2.5%	30,503	1,145	3.8%
Certificates of deposit over $100,000	16,460	477	2.9%	16,540	675	4.1%
Total interest bearing deposits	110,520	1,918	1.7%	$98,091	$2,560	2.6%
Other borrowings	35	3	8.6%	37	3	8.1%
Total interest bearing liabilities	$110,555	$1,921	1.7%	$98,128	$2,563	2.6%
Non-interest bearing liabilities:						
Demand deposits	$20,890			$17,901		
Other liabilities	830			456		
Shareholders' equity	16,168			14,332		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$148,443			$130,817		
Net interest income		$6,544			$5,615	
Net interest margin			4.7%			4.6%

*Tax equivalent basis @ 34%.

CHANGES IN INTEREST INCOME AND EXPENSE VOLUME AND RATE VARIANCES

The change in interest due to both volume and yield has been allocated to volume and yield changes in proportion to the relationship of the absolute dollar amount of the change in each amount.

	2003			2002		
		Net Change			Net Change	
	Net Change	Volume	Yield	Net Change	Volume	Yield
	(dollars in thousands)					
Loans	$685	$1,348	($663)	$214	$637	($423)
Investments	(345)	(44)	(301)	(86)	294	(380)
Federal Funds Sold	(53)	13	(66)	(219)	102	(321)
Total	$287	$1,317	($1,030)	($91)	$1,033	($1,124)
Interest Bearing Demand	(68)	140	(208)	(145)	203	(348)
Savings	(6)	18	(24)	(58)	33	(91)
Certificates of deposit	(370)	15	(385)	(594)	(10)	(584)
Certificates of deposit over $100,000	(198)	(3)	(195)	(168)	124	(292)
Total	($642)	$170	($812)	($965)	$350	($1,315)
Other Borrowings	0	0	0	0	0	0
Total	($642)	$170	($812)	($965)	$350	($1,315)
Net Interest Income	$929	$1,147	($218)	$874	$683	$191

The following discussion is only intended to provide brief summaries of significant statutes and regulations that affect the banking industry and therefore is not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

Significant Changes in Banking Laws and Regulations

Sarbanes-Oxley Act of 2002. On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 (the "Act") to address corporate and accounting fraud. The Act establishes a new accounting oversight board that will enforce auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, it also *(I)* requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the "SEC"); *(ii)* imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; *(iii)* accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and *(iv)* requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert."

The Act requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings. To deter wrongdoing, the Act; *(I)* subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; *(ii)* prohibits an officer or director misleading or coercing an auditor; *(iii)* prohibits insider trades during pension fund "blackout periods"; *(iv)* imposes new criminal penalties for fraud and other wrongful acts; and *(v)* extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

As a publicly reporting company, we are subject to the requirements of the Act and related rules and regulations issued by the SEC. At the present time, we anticipate that we will incur additional expense as a result of the Act, be we do not expect that such compliance will have a material impact on our business.

USA Patriot Act of 2001. On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("USA Patriot Act") of 2001. Among other things, the USA Patriot Act *(i)* prohibits banks from providing correspondent accounts directly to foreign shell banks; *(ii)* imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; *(iii)* requires financial institutions to establish an anti-money-laundering compliance program; and *(iv)* eliminates civil liability for persons who file suspicious activity reports. The USA Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the USA Patriot Act. While we believe the USA Patriot Act may, to some degree, affect our record keeping and reporting expenses, we do not believe that it will have a material adverse effect on our business and operations.

Financial Services Modernization. The laws and regulations that affect banks and bank holding companies recently underwent significant changes as a result of the Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act of 1999. Generally, the act *(i)* repealed the historical restrictions on preventing banks from affiliating with securities firms, *(ii)* provided a uniform framework for the activities of banks, savings institutions and their holding companies, *(iii)* broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, *(iv)* provided an enhanced framework for protecting the privacy of consumers' information and *(v)* addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

Bank holding companies may now engage in a wider variety of financial activities than permitted under previous law, particularly insurance and securities activities. In addition, in a change from previous law, a bank holding company may be owned, controlled or acquired by any company engaged in financially related activities, so long as such company meets certain regulatory requirements. The act also permits national banks (and certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

We do not believe that the act will negatively affect our operations. However, to the extent the act permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer and that can aggressively compete in the markets we currently serve.

Mountain Bank Holding

General

As a bank holding company, we are subject to the Bank Holding Company Act of 1956, which places us under the supervision of the Board of Governors of the Federal Reserve. We must file annual reports with the Federal Reserve and must provide it with such additional information as it may require. In addition, the Federal Reserve periodically examines us and Mt. Rainier Bank.

Bank Holding Company Regulation

In general, the Bank Holding Company Act limits bank holding company business to owning or controlling banks and engaging in other banking-related activities. Bank holding companies must obtain the Federal Reserve Board's approval before they:

- acquire direct or indirect ownership or control of any voting shares of any bank that results in total ownership or control, directly or indirectly, of more than 5% of the voting shares of such bank;
- merge or consolidate with another bank holding company; or
- acquire substantially all of the assets of any additional banks.

Subject to certain state laws, a bank holding company that is adequately capitalized and adequately managed may acquire the assets of both in-state and out-of-state banks. Under the Gramm-Leach-Bliley Act, a bank holding company meeting certain qualifications may apply to the Federal Reserve Board to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Control of Nonbanks. With certain exceptions, the Bank Holding Company Act prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares in any company that is not a bank or a bank holding company unless the Federal Reserve Board determines such activities are incidental or closely related to the business of banking.

Control Transactions. The Change in Bank Control Act of 1978 requires a person (or group of persons acting in concert) acquiring "control" of a bank holding company to provide the Federal Reserve Board with 60 days' prior written notice of the proposed acquisition. Following receipt of this notice, the Federal Reserve Board has 60 days (or up to 90 days if extended) within which to issue a notice disapproving the proposed acquisition. In addition, any "company" must obtain the Federal Reserve Board's approval before acquiring 25% (5% if the "company" is a bank holding company) or more of the outstanding shares or otherwise obtaining control over Mountain Bank Holding.

Transactions with Affiliates

Mountain Bank Holding and Mt. Rainier Bank are deemed affiliates within the meaning of the Federal Reserve Act, and transactions between affiliates are subject to certain restrictions. Generally, the Federal Reserve Act limits the extent to which a financial institution or its subsidiaries may engage in "covered transactions" with an affiliate. It also requires all transactions with an affiliate, whether or not "covered transactions," to be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar types of transactions.

Tie-In Arrangements

Mountain Bank Holding and Mt. Rainier Bank cannot engage in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither we nor Mt. Rainier Bank may condition an extension of credit on either a requirement that the customer obtain additional services provided by either of us, or an agreement by the customer to refrain from obtaining other services from a competitor.

The Federal Reserve Board has adopted exceptions to its anti-tying rules that allow banks greater flexibility to package products with their affiliates. These exceptions were designed to enhance competition in banking and non-banking products and to allow banks and their affiliates to provide more efficient, lower cost service to their customers.

State Law Restrictions

As a Washington business corporation, we may be subject to certain limitations and restrictions under applicable Washington corporate law. In addition, although Mt. Rainier Bank is a national bank and therefore primarily regulated by the Office of the Comptroller of the Currency, Washington law may affect certain activities of Mt. Rainier Bank.

Mt. Rainier National Bank

General

Mt. Rainier Bank, as a national banking association, is subject to regulation and examination by the OCC. The federal laws that apply to Mt. Rainier Bank regulate, among other things, the scope of its business, its investments, its reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for loans. The laws and regulations governing Mt. Rainier Bank generally have been promulgated to protect depositors and not to protect stockholders of Mountain Bank Holding or Mt. Rainier Bank.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Office of the Comptroller of the Currency evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders, or any related interests of such persons. Extensions of credit must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with persons not covered above and who are not employees. Also, such extensions of credit must not involve more than the normal risk of repayment or present other unfavorable features.

Federal Deposit Insurance Corporation Improvement Act. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 each federal banking agency has prescribed, by regulation, noncapital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems, and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. We believe that Mt. Rainier Bank meets all such standards and do not believe that these regulatory standards materially affect our business operations.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 permits nationwide interstate banking and branching under certain circumstances. This legislation generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit such purchases. Additionally, banks are permitted to merge with banks in other states as long as the home state of neither merging bank has "opted out." The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Under recent Federal Deposit Insurance Corporation regulations, banks are prohibited from using their interstate branches primarily for deposit production. The Federal Deposit Insurance Corporation has accordingly implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

Washington has "opted in" to the Interstate Act and allows in-state banks to merge with out-of-state banks subject to certain aging requirements. Washington law generally authorizes the acquisition of an in-state bank by an out-of-state bank by merger with a Washington financial institution that has been in existence for at least 5 years prior to the acquisition. With regard to interstate bank branching, out-of-state banks that do not already operate a branch in Washington may not establish de novo branches in Washington or establish and operate a branch by acquiring a branch in Washington.

Deposit Insurance

The deposits of Mt. Rainier Bank are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the Federal Deposit Insurance Corporation. All insured banks are required to pay semi-annual deposit insurance premium assessments to the Federal Deposit Insurance Corporation.

Dividends

The principal source of Mountain Bank Holding's cash revenues is dividends received from Mt. Rainier Bank. The payment of dividends is subject to certain restrictions. For example, a national bank generally can pay dividends out of its undivided profits. However, a national bank cannot pay dividends unless the bank's capital surplus equals or exceeds its capital stock. There are two exceptions to that restriction. First, a national bank can pay an annual dividend if the bank first transfers ten percent of its net income for the preceding four quarters to capital surplus. Second, a national bank can declare quarterly or semiannual dividends if the bank transfers ten percent or more of its net income for the preceding two quarters to capital surplus. Overlaying these restrictions is an additional restriction that limits the payment of dividends during any calendar year to the extent of the bank's retained net income for the previous two years, unless approved by the Office of the Comptroller of the Currency. Other than the laws and regulations noted above, which apply to all national banks and bank holding companies, neither we nor Mt. Rainier Bank are currently subject to any regulatory restrictions on our dividends.

Capital Adequacy

Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, the holding company or bank may be denied approval to acquire or establish additional banks or nonbank businesses or to open new facilities.

The Federal Deposit Insurance Corporation and Federal Reserve use risk-based capital guidelines for banks and bank holding companies. These are designed to make such capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the Federal Reserve has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimum. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I capital. Tier I capital for bank holding companies includes common shareholders' equity, certain qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less intangibles except as described above.

The Federal Reserve also employs a leverage ratio, which is Tier I capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%. However, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, the Federal Reserve expects an additional cushion of at least 1% to 2%.

The Federal Deposit Insurance Corporation Improvement Act created a statutory framework of supervisory actions indexed to the capital level of the individual institution. Under regulations adopted by the Federal Deposit Insurance Corporation, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be "undercapitalized" depending on the category to which they are assigned are subject to certain mandatory supervisory corrective actions. We do not believe that these regulations have any material effect on our operations.

Effects of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. We cannot predict with certainty the nature and impact of future changes in monetary policies and their impact on Mountain Bank Holding and Mt. Rainier Bank.

ITEM 7. DESCRIPTION OF PROPERTY

Mt. Rainier Bank's main office is in Enumclaw, Washington, at 501 Roosevelt Avenue, in an office building owned by Mt. Rainier Bank. The facility has 10,275 square feet.

On February 6, 1995, Mt. Rainier Bank opened its Buckley Branch located at 29290 Highway 410, Buckley, Washington. The facility has 3,100 square feet.

On January 26, 1998, Mt. Rainier Bank opened its Black Diamond Branch located at 31329 Third Avenue, Black Diamond, Washington. The facility has 3,100 square feet.

On November 16, 1998, Mt. Rainier Bank opened its Auburn Branch located at 1436 Auburn Way So, Auburn, Washington. The facility has approximately 2,624 square feet.

On April 5, 2002, Mt. Rainier Bank opened its Maple Valley Branch located at 23924 225th Way SE in Maple Valley, Washington. The facility has approximately 3,287.

On March 26, 2003, Mt. Rainier Bank opened its Sumner Branch located at 15104 E. Main St. in Sumner, Washington. The facility has approximately 3,768.

Mt. Rainier Bank owns all of the facilities described above. Management believes that the facilities are of sound construction, in good operating condition, are appropriately insured and are adequately equipped for carrying on the business of the Company.

On March 27, 2003, Mountain Bank Holding purchased a vacant lot located at 1409 3rd Street along with a building located at 1445 3rd Street, Enumclaw, Washington. The building is approximately 2,880 square feet and will be used primarily as a storage facility. The vacant lot will be used for future expansion.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES OF THE REGISTRANT

Information regarding "Directors and Executive Officers" of Mountain Bank Holding is incorporated by reference from Mountain Bank Holding's 2004 Annual Proxy Statement ("Proxy Statement") under the captions "BUSINESS OF THE MEETING-Election of Directors," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

Information regarding our code of ethics applicable to our principal executive officer and our principal financial officer appears under "INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES-Corporate Governance" section of our Proxy Statement and is incorporated by reference. Our Code of Ethics is also filed as Exhibit 99 to our Report. Information regarding Mountain Bank Holding's audit committee financial expert appears under the "INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES-Certain Committees of the Board of Directors-Audit Committee" section of our Proxy Statement and is incorporated by reference.

ITEM 9. REMUNERATION OF DIRECTORS AND OFFICERS

Information regarding "Remuneration of Directors and Officers" of Mountain Bank Holding is incorporated by reference from Mountain Bank Holding's Proxy Statement under the captions "INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES–Compensation of Directors" and "EXECUTIVE COMPENSATION."

ITEM 10. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

Information regarding "Security Ownership of Management and Certain Shareholders" of Mountain Bank Holding is incorporated by reference from Mountain Bank Holding's Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

Information regarding "Equity Compensation Plan Information" is incorporated by reference from Mountain Bank Holding's Proxy Statement under the caption "EXECUTIVE COMPENSATION."

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Information regarding "Interest of Management and Others in Certain Transactions" of Mountain Bank Holding is incorporated by reference from Mountain Bank Holding's Proxy Statement under the caption "TRANSACTIONS WITH MANAGEMENT."

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity

Market Information

No broker makes a market in Mountain Bank Holding's common stock, and trading has not been extensive. Trades that have occurred cannot be characterized as amounting to an active market. The stock is traded by individuals on a personal basis and is not listed on any exchange or traded on the over-the-counter market. Due to the limited information available, the following price information may not accurately reflect the actual market value of the shares. The following data includes trades between individual investors. It does not include new issuances of stock, the exercise of stock options or shares issued under the Employee Stock Purchase Plan.

Period	# of Shares Traded	Price Range
2003		
1st Quarter	13,533	$13.50 to $14.00
2nd Quarter	2,895	$14.00
3rd Quarter	20,264	$14.00 to $14.50
4th Quarter	12,724	$14.25 to $15.00
2002		
1st Quarter	4,949	$11.00 to $12.00
2nd Quarter	9,730	$12.00 to $13.50
3rd Quarter	7,563	$13.50
4th Quarter	8,551	$13.50 to $14.00

The price information was obtained from Mt. Rainier Bank acting as transfer agent for Mountain Bank Holding.

On April 10, 2002, Mountain Bank Holding offered for sale 60,000 shares of no par value common stock at a subscription price of $12.50 per share. The offering was successfully completed on April 23, 2002.

On January 20, 2003, the Board of Directors approved an offering of 60,000 shares of no par value common stock at a subscription price of $15.00 per share. This offering will commence on or about the first of April, 2004. The net proceeds of approximately $850,000 will replenish funds used to purchase and construct the Sumner branch location.

As of December 31, 2003, there were 2,176,677 shares of Mountain Bank Holding Company common stock issued and outstanding.

At December 31, 2003, stock options for 201,325 shares of Mountain Bank Holding Company common stock were outstanding. See Note 11 of the audited financial statements for additional information.

Number of Equity Holders

As of January 31, 2003, there were 1,094 holders of record of Mountain Bank Holding's common stock.

Stock Dividends

Dividends, when and if paid, will be subject to determination and declaration by the Board of Directors, which will take into account the financial condition of Mt. Rainier Bank and Mountain Bank Holding, results of operations, tax considerations, industry standards, economic conditions and other relevant factors. The ability of Mountain Bank Holding to pay dividends in the future will depend primarily upon the earnings of Mt. Rainier Bank and its ability to pay dividends to Mountain Bank Holding.

Payment of Dividends

The principal source of Mountain Bank Holding's cash revenues is dividends received from Mt. Rainier Bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. In addition, a bank has certain restrictions on the payment of dividends and also may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. See "SUPERVISION AND REGULATION – MT. RAINIER NATIONAL BANK" contained elsewhere in this Annual Report. Other than the laws and regulations noted above, which apply to all banks and bank holding companies, neither Mt. Rainier Bank nor we are currently subject to any regulatory restrictions on our dividends.

On January 20, 2004, the Board of Directors approved a dividend in the amount of $.10 per share to be paid on or about March 1, 2004 to shareholders of record as of February 20, 2004.

Equity Compensation Plans

Information about our equity compensation plans is incorporated by reference from Mountain Bank Holding's Proxy Statement under the caption "EXECUTIVE COMPENSATION-EQUITY COMPENSATION PLAN INFORMATION."

Item 2. Legal Proceedings

There are no material pending legal proceedings to which we or Mt. Rainier Bank are a party or of which any of our properties are subject; nor are there material proceedings known to us to be contemplated by any governmental authority; nor are there material proceedings known to us, pending or contemplated, in which any director, officer or affiliate or any principal security holder, or any associate of any of the foregoing, is a party or has an interest adverse to us or Mt. Rainier Bank.

Item 3. Changes in and Disagreements with Accountants

There were no changes or disagreements with accountants in 2003.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of the year ended December 31, 2003, no matters were submitted to the security holders through the solicitation of proxies or otherwise.

Item 5. Compliance with Section 16(a) of the Exchange Act

Mountain Bank Holding has adopted procedures to assist its directors and executive officers with Section 16(a) of the Securities Exchange Act, which includes assisting the officer or director in preparing forms for filing with the Securities Exchange Commission. Based on the review of such forms, Mountain Bank Holding believes that all of its executive officers and directors complied with all filing requirements applicable to them in 2003.

Item 6. Reports on Form 8-K

There were no reports filed on Form 8-K during the last quarter of the period ending December 31, 2003.

Item 7. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures. An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that as of the end of the period covered by this report, our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and timely reported as provided in the SEC's rules and forms.

(b) Changes in Internal Controls. No changes occurred during the quarter ended December 31, 2003 in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 8. Principal Accountant Fees and Services

Information regarding "Principal Accountant Fees and Services" is incorporated by reference from Mountain Bank Holding's Proxy Statement under the caption "AUDITORS-FEES PAID TO INDEPENDENT AUDITORS"

Mountain

Bank

Holding

Company

and

Subsidiary

Consolidated

Financial

Report

December 31

2003

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Mountain Bank Holding Company
Enumclaw, Washington

We have audited the accompanying consolidated balance sheets of **Mountain Bank Holding Company and Subsidiary** as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Mountain Bank Holding Company and Subsidiary** as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Tacoma, Washington
January 15, 2004

Consolidated Financial Statements

Consolidated Balance Sheets

(Dollars in Thousands)

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

	2003	2002
Assets		
Cash and due from banks	$ 1,641	$ 1,522
Interest bearing deposits at other financial institutions	13,920	17,886
Securities available for sale	32,290	29,562
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	693	671
Loans held for sale	- -	2,871
Loans	98,744	82,261
Allowance for credit losses	1,101	852
Net loans	**97,643**	**81,409**
Premises and equipment	5,586	4,890
Foreclosed real estate	140	151
Accrued interest receivable	656	601
Bank owned life insurance	3,358	3,205
Other assets	349	406
Total assets	**$156,276**	**$143,174**
Liabilities		
Deposits:		
Demand, non-interest bearing	$ 23,756	$ 19,819
Savings and interest-bearing demand	66,720	60,361
Time	48,299	46,831
Total deposits	**138,775**	**127,011**
Accrued interest payable	159	205
Note payable	34	36
Other liabilities	413	381
Total liabilities	**139,381**	**127,633**
Commitments and Contingencies	**- -**	**- -**
Shareholders' Equity		
Common stock (no par value); authorized 10,000,000 shares; issued and outstanding: 2003 - 2,176,677 shares; 2002 - 2,146,813 shares	1,088	1,073
Additional paid-in capital	9,655	9,472
Retained earnings	6,002	4,626
Accumulated other comprehensive income	150	370
Total shareholders' equity	**16,895**	**15,541**
Total liabilities and shareholders' equity	**$156,276**	**$143,174**

See notes to consolidated financial statements.

Consolidated Statements of Income

(Dollars in Thousands, Except Per Share Amounts)

Mountain Bank Holding Company and Subsidiary
Years Ended December 31, 2003 and 2002

	2003	2002
Interest Income		
Loans	$7,275	$6,590
Deposits in banks	177	230
Investment income:		
Taxable	940	1,307
Tax-exempt	16	18
Dividends on stock	49	24
Total interest income	**8,457**	**8,169**
Interest Expense		
Deposits	1,918	2,560
Note payable	3	3
Total interest expense	**1,921**	**2,563**
Net interest income	**6,536**	**5,606**
Provision for Credit Losses	385	360
Net interest income after provision for credit losses	**6,151**	**5,246**
Non-Interest Income		
Service charges on deposit accounts	572	552
Gains on mortgage loans sold	614	340
Gains on sale of securities available for sale--net	- -	29
Bank owned life insurance income	153	174
Other	276	256
Total non-interest income	**1,615**	**1,351**
Non-Interest Expenses		
Salaries and employee benefits	3,395	2,869
Occupancy	330	256
Equipment	535	434
Other	1,507	1,390
Total non-interest expenses	**5,767**	**4,949**
Income before income taxes	**1,999**	**1,648**
Income Taxes	623	496
Net income	**$1,376**	**$1,152**
Earnings Per Share		
Basic	$.64	$.55
Diluted	.61	.52

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(Dollars in Thousands)

Mountain Bank Holding Company and Subsidiary
Years Ended December 31, 2003 and 2002

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2001	2,067,401	$1,034	$8,698	$3,474	$ 97	$13,303
Comprehensive income:						
Net income	- -	- -	- -	1,152	- -	1,152
Other comprehensive income, net of tax:						
Change in fair value of securities available for sale	- -	- -	- -	- -	273	273
Comprehensive income						**1,425**
Sale of common stock under employee stock purchase plan	1,762	1	19	- -	- -	20
Exercise of stock options	17,650	8	58	- -	- -	66
Sale of common stock	60,000	30	668	- -	- -	698
Tax benefit from exercise of stock options	- -	- -	29	- -	- -	29
Balance at December 31, 2002	**2,146,813**	**1,073**	**9,472**	**4,626**	**370**	**15,541**
Comprehensive income:						
Net income	- -	- -	- -	1,376	- -	1,376
Other comprehensive income, net of tax:						
Change in fair value of securities available for sale	- -	- -	- -	- -	(220)	(220)
Comprehensive income						**1,156**
Sale of common stock under employee stock purchase plan	1,464	1	17	- -	- -	18
Exercise of stock options	28,400	14	66	- -	- -	80
Tax benefit from exercise of stock options	- -	- -	100	- -	- -	100
Balance at December 31, 2003	**2,176,677**	**$1,088**	**$9,655**	**$6,002**	**$150**	**$16,895**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in Thousands)

Mountain Bank Holding Company and Subsidiary
Years Ended December 31, 2003 and 2002

	2003	2002
Cash Flows from Operating Activities		
Net income	$ 1,376	$ 1,152
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for credit losses	385	360
Depreciation and amortization	526	401
Deferred federal income tax expense	28	22
Net amortization and accretion of bond premiums and discounts	443	313
Gain on sales of securities available for sale	- -	(29)
Stock dividends received	(23)	(16)
Gains on loans sold	(614)	(340)
Originations of loans held for sale	(40,072)	(33,720)
Proceeds from sales of loans	43,557	32,282
Bank owned life insurance income	(153)	(174)
(Increase) decrease in accrued interest receivable	(55)	49
Decrease in accrued interest payable	(46)	(87)
Other - net	285	(188)
Net cash provided by operating activities	**5,637**	**25**
Cash Flows from Investing Activities		
Net increase (decrease) in interest-bearing deposits in banks	3,966	(4,431)
Activity in securities available for sale and Federal Reserve Bank and FHLB stock:		
Purchases	(20,502)	(15,731)
Maturities, prepayments and calls	6,521	15,489
Sales	10,478	2,400
Increase in loans made to customers, net of principal collections	(16,619)	(13,786)
Additions to premises and equipment	(1,222)	(1,746)
Net cash used in investing activities	**(17,378)**	**(17,805)**
Cash Flows from Financing Activities		
Net increase in deposits	11,764	14,900
Net proceeds from issuance of stock	98	784
Repayment of note payable	(2)	(2)
Net cash provided by financing activities	**11,860**	**15,682**
Net change in cash and due from banks	**119**	**(2,098)**
Cash and Due from Banks		
Beginning of year	1,522	3,620
End of year	**$ 1,641**	**$ 1,522**
Supplemental Disclosures of Cash Flow Information		
Interest paid	$1,967	$2,650
Income taxes paid	435	547
Supplemental Disclosures of Non-Cash Investing and Financing Activities		
Unrealized gain (loss) on securities available for sale, net of tax	($220)	$273
Foreclosed real estate acquired in settlement of loans, net	- -	(151)

See notes to consolidated financial statements.

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies

Basis of Consolidation and Operations

The consolidated financial statements include the accounts of Mountain Bank Holding Company (the Company) and its wholly owned subsidiary, Mt. Rainier National Bank (the Bank). All significant intercompany transactions and balances have been eliminated. The Company is a holding company, which operates primarily through its major subsidiary, the Bank.

The Bank operates a main office and five branches, and has a customer base centered in and around southeastern King County and northeastern Pierce County, Washington. The Bank provides loan and deposit services to customers, who are predominantly small- and middle-market businesses and middle-income individuals in western Washington. Its primary funding source is deposits from businesses and individuals in its market area.

Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the valuation of foreclosed real estate and deferred tax assets.

Certain prior year amounts have been reclassified, with no effect on net income or shareholders' equity, to conform to the 2003 presentation. All dollar amounts, except per share information, are stated in thousands.

Securities Available for Sale

Securities available for sale consist of debt securities that the Bank intends to hold for an indefinite period, but not necessarily to maturity, and certain equity securities. Such securities may be sold to implement the Bank's asset/liability management strategies and in response to changes in interest rates and similar factors, and certain equity securities. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive income." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities available for sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies *(continued)*

Federal Home Loan Bank and Federal Reserve Bank Stocks

The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. The recorded amount of FHLB stock equals its fair value because the shares can only be redeemed by the FHLB at the $100 per share par value.

As a national bank, the Bank is required to own stock in the Federal Reserve Bank (FRB) in an amount based on its capital. The recorded amount of the FRB stock equals its fair value because the shares can only be redeemed by the FRB at their par value.

Loans Held for Sale

Mortgage loans originated for sale in the foreseeable future in the secondary market are carried at the lower of aggregate cost or estimated market value. Gains and losses on sales of loans are recognized at settlement date and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse. Net unrealized losses are recognized through a valuation allowance established by charges to income. All such loans are sold on a servicing released basis.

Loans

Loans are stated at the amount of unpaid principal, reduced by allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding.

Generally the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies *(continued)*

Allowance for Credit Losses

The allowance for credit losses is maintained at a level sufficient to provide for probable credit losses based on evaluating known and inherent risks in the loan portfolio. The allowance is provided based upon management's continuing analysis of the pertinent factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, delinquency levels, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The detailed analysis includes techniques to estimate the fair value of loan collateral and the existence of potential alternative sources of repayment. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. The appropriateness of the allowance for credit losses is estimated based upon these factors and trends identified by management at the time consolidated financial statements are prepared.

When available information confirms that specific loans or portions thereof are uncollectible, identified amounts are charged against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not demonstrated the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

In accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, and SFAS No. 118, an amendment of SFAS No. 114, a loan is considered impaired when it is probable that a creditor will be unable to collect all amounts (principal and interest) due according to the contractual terms of the loan agreement. Smaller balance homogenous loans, such as residential mortgage loans and consumer loans, are collectively evaluated for potential loss. When a loan has been identified as being impaired, the amount of the impairment is measured by using discounted cash flows, except when, as a practical expedient, the current fair value of the collateral, reduced by costs to sell, is used. When the measurement of the impaired loan is less than the recorded investment in the loan (including accrued interest and net deferred loan fees or costs), an impairment is recognized by creating or adjusting an allocation of the allowance for loan losses. Uncollected accrued interest is reversed against interest income. If ultimate collection of principal is in doubt, all cash receipts on impaired loans are applied to reduce the principal balance.

A provision for credit losses is charged against income and is added to the allowance for credit losses based on quarterly assessments of the loan portfolio. The allowance for credit losses is allocated to certain loan categories based on the relative risk characteristics, asset classifications and actual loss experience of the loan portfolio. While management has allocated the allowance for credit losses to various loan portfolio segments, the allowance is general in nature and is available for the loan portfolio in its entirety.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank's control. These factors may result in losses or recoveries differing significantly from those provided in the consolidated financial statements. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for credit losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies *(continued)*

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Gains or losses on dispositions are reflected in earnings.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed real estate is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values. Any subsequent reductions in carrying values and revenue and expense from the operations of properties are charged to non-interest income.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. The deferred tax provision represents the difference between the net deferred tax asset/liability at the beginning and end of the year. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Bank provides for income taxes on a separate return basis and remits to the Company amounts currently payable.

Cash and Cash Equivalents

For purposes of presentation on the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks." The Bank maintains its cash in depository institution accounts which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies *(continued)*

Stock-Based Compensation

At December 31, 2003, the Company has four stock-based employee and director compensation plans, which are described more fully in Note 11, and an employee stock purchase plan, which is described in Note 14. The Company accounts for those plans under the recognition and measurement principles of APB No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no stock-based compensation cost is reflected in net income as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* to stock-based compensation awards for the effects of all options granted on or after January 1, 1995 for the years ended December 31:

	2003	2002
Net income, as reported	$1,376	$1,152
Less total stock-based compensation expense determined under fair value method for all qualifying awards, net of related tax effects	(125)	(143)
Pro forma net income	**$1,251**	**$1,009**
Earnings Per Share		
Basic:		
As reported	$.64	$.55
Pro forma	.58	.48
Diluted:		
As reported	.61	.52
Pro forma	.56	.46

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these consolidated financial statements:

Cash and Due from Banks and Interest Bearing Deposits at Other Financial Institutions
The carrying amounts of cash and due from banks and interest bearing deposits at other financial institutions approximate their fair value.

Securities Available for Sale
Fair values for securities are based on quoted market prices.

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies *(continued)*

Fair Values of Financial Instruments *(concluded)*

Federal Home Loan Bank and Federal Reserve Bank Stock
The carrying value of Federal Home Loan Bank and Federal Reserve Bank stocks approximates their fair values.

Loans
For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of loans held for sale are based on their estimated market prices. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities
The fair value of deposits with no stated maturity date is included at the amount payable on demand. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation based on interest rates currently offered on similar certificates.

Note Payable
The fair value of the note payable is estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest
The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Instruments
The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Bank's off-balance-sheet instruments consist of non-fee producing, variable-rate commitments, the Bank has determined they do not have a distinguishable fair value.

Earnings Per Share

Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plans.

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies *(concluded)*

Comprehensive Income

The Company applies Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income* (SFAS No. 130), which requires that an entity report and display comprehensive income in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. With regard to the Company, comprehensive income includes the net income reported on the consolidated statements of income and any changes in fair value of securities available for sale, reported as a component of shareholders' equity.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has issued Statement 149, *Amendments of Statement 133 on Derivative Instruments and Hedging*. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The Statement was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Implementation of the Statement on July 1, 2003 did not have a significant impact on the consolidated financial statements.

The Financial Accounting Standards Board has issued Statement 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and requires that certain freestanding financial instruments be reported as liabilities on the consolidated balance sheets. For the Company, the Statement was effective July 1, 2003 and implementation had no significant impact on the consolidated financial statements

Note 2 - Restricted Assets

Federal Reserve Board regulations require maintenance of minimum reserve balances either in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The amounts of such balances for the years ended December 31, 2003 and 2002 were $1,227 and $951, respectively.

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 3 - Securities Available for Sale

Debt and equity securities have been classified according to management's intent.

The carrying amounts of securities and their approximate fair values are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
December 31, 2003				
U.S. Treasury securities	$ 3,654	$ 9	$ 39	$ 3,624
U.S. Government and agency securities	11,501	142	15	11,628
Mortgage-backed securities	11,793	74	54	11,813
Obligations of states and political subdivisions	217	4	- -	221
Corporate securities	4,838	106	- -	4,944
Equity securities	60	- -	- -	60
	$32,063	**$335**	**$108**	**$32,290**
December 31, 2002				
U.S. Treasury securities	$ 3,075	$ 66	$ - -	$ 3,141
U.S. Government and agency securities	7,318	255	- -	7,573
Mortgage-backed securities	12,162	176	8	12,330
Obligations of states and political subdivisions	391	9	- -	400
Corporate securities	5,996	97	35	6,058
Equity securities	60	- -	- -	60
	$29,002	**$603**	**$43**	**$29,562**

All of the unrealized losses shown above at December 31, 2003 arose during 2003. The unrealized losses are generally due to changes in interest rates and, as such, are considered by the Company to be temporary,

Gross gains and losses on the sales of securities were $33 and $4, respectively, in 2002.

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 3 - Securities Available for Sale *(concluded)*

The carrying amount and approximate market value of debt securities at December 31, 2003 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 6,242	$ 6,299
Due in one to five years	24,694	23,860
Due in five years or more	2,066	2,071
	$33,002	**$32,230**

Securities with a carrying value of $1,815 and $1,000 at December 31, 2003 and 2002, respectively, were assigned or pledged to secure public deposits, and for other purposes as required by law.

Note 4 - Loans

Loans at December 31 consist of the following:

	2003	2002
Commercial and agricultural	$21,526	$20,510
Real estate:		
Residential 1-4 family	12,243	13,516
Commercial	48,266	36,875
Construction	10,833	5,602
Consumer	5,876	5,758
Total loans	**$98,744**	**$82,261**

Changes in the allowance for credit losses for the years ended December 31 are as follows:

	2003	2002
Balance at beginning of year	$ 852	$753
Provision for credit losses	385	360
Charge-offs	(142)	(278)
Recoveries	6	17
Net charge-offs	**(136)**	**(261)**
Balance at end of year	**$1,101**	**$852**

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 4 - Loans *(concluded)*

Following is a summary of information pertaining to impaired loans:

	2003	2002
December 31		
Impaired loans without a valuation allowance	$ - -	$88
Impaired loans with a valuation allowance	104	- -
Total impaired loans	**$104**	**$88**
Valuation allowance related to impaired loans	**$15**	**$- -**
Years Ended December 31		
Average investment in impaired loans	$155	$89
Interest income recognized on a cash basis on impaired loans	7	2

At December 31, 2003, there were no commitments to lend additional funds to borrowers whose loans have been modified. There were no loans 90 days and over past due still accruing interest at December 31, 2003 or 2002.

At December 31, 2003 and 2002, certain officers and directors, or companies in which they have 10% or more beneficial interest, were indebted to the Bank in the aggregate amount of $2,492 and $2,598, respectively. During 2003 advances of $1,642 were made, and repayments totaled $1,748.

Note 5 - Premises and Equipment

The components of premises and equipment at December 31 are as follows:

	2003	2002
Land	$1,771	$1,601
Buildings	3,990	3,081
Equipment, furniture and fixtures	2,585	2,512
Construction in process	- -	311
	8,346	**7,505**
Less accumulated depreciation	2,760	2,615
Total premises and equipment	**$5,586**	**$4,890**

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 6 - Deposits

The composition of deposits at December 31 is as follows:

	2003	2002
Demand deposits, non-interest bearing	$ 23,756	$ 19,819
NOW and money market accounts	51,043	47,073
Savings deposits	15,677	13,288
Time certificates, $100,000 or more	17,041	16,711
Other time certificates	31,258	30,120
Total	**$138,775**	**$127,011**

Scheduled maturities of certificates of deposit for future years ending December 31 are as follows:

2004	$33,017
2005	9,067
2006	1,183
2007	1,691
2008	3,341
	$48,299

Note 7 - Note Payable

The note payable is secured by land, and is payable at $.5 monthly, including interest of 8%. Future principal maturities are $2 annually through 2004, $3 annually 2005 through 2008 and $20 thereafter.

Note 8 - Income Taxes

The components of the provision for income taxes are as follows at December 31:

	2003	2002
Current	$595	$474
Deferred benefit	28	22
Income taxes	**$623**	**$496**

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 8 - Income Taxes *(concluded)*

The effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 follows:

	2003	2002
Deferred Tax Assets		
Allowance for credit losses	$340	$293
Deferred compensation	75	47
Other	- -	22
Total deferred tax assets	**415**	**362**
Deferred Tax Liabilities		
Accumulated depreciation	54	22
Deferred income	351	302
Unrealized gain on securities available for sale	77	190
Total deferred tax liabilities	**482**	**514**
Net deferred tax liabilities	**($ 67)**	**($152)**

Deferred tax liabilities are included with other liabilities in the accompanying consolidated balance sheets.

The following is a reconciliation between the statutory and effective federal income tax rates for the years ended December 31:

	2003		2002	
	Amount	**Percent of Pre-tax Income**	**Amount**	**Percent of Pre-tax Income**
Income tax at statutory rate	$700	35.0%	$577	35.0%
Increase (decrease) resulting from:				
Tax-exempt income	(5)	(.3)	(6)	(.4)
Bank-owned life insurance income	(54)	(2.7)	(60)	(3.6)
Other	(18)	(.8)	(15)	(.9)
Total income tax expense	**$623**	**31.2%**	**$496**	**30.1%**

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 9 - Commitments and Contingencies

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank's commitments is as follows:

	2003	2002
Commercial and agriculture	$ 5,198	$ 7,973
Real estate	7,485	4,554
Credit cards	3,011	2,879
	$15,694	**$15,406**

Outstanding commitments under letters of credit totaled $374 and $566 at December 31, 2003 and 2002, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 75% of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

The Bank has agreements with commercial banks for lines of credit totaling approximately $7,200, and a credit line with the Federal Home Loan Bank totaling 10% of assets. The Bank has entered into a blanket pledge agreement with the Federal Home Loan Bank to secure this credit line. These lines were not drawn upon at December 31, 2003 or 2002.

The Company has entered into contracts with certain of its executives and others, which provide for contingent payments subject to future events.

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 10 - Concentration of Credit Risk

The Bank has credit risk exposure, including off-balance-sheet credit risk exposure, as disclosed in Notes 4 and 9. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The Bank generally requires collateral on all real estate loans and typically maintains loan-to-value ratios of no greater than 75% - 80%. Loans are generally limited, by federal and state banking regulations, to 15% of the Bank's shareholder's equity, excluding accumulated other comprehensive income. The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of related borrowers in excess of $2,200.

The contractual amounts of credit related financial instruments such as commitments to extend credit, credit card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless. Investments in obligations of states and political subdivisions involve governmental entities within the Bank's market area. Letters of credit were granted primarily to commercial borrowers.

Note 11 - Stock Option Plans

Director Plans

The 1990 Director Stock Option Plan grants a director an option to purchase 12,600 shares of common stock upon initial election to the Board of Directors at an exercise price equal to the fair market value of the common stock at the date of grant. Options are exercisable on a cumulative basis in annual installments of one-third each on the third, fourth and fifth anniversary of the date of grant. A total of 126,000 shares of the Company's common stock were reserved for option under this plan, of which options for 113,400 shares at $2.38 per share were granted on June 13, 1990, to expire on June 13, 2005 and options for 3,150 shares at $10.48 per share were granted April 24, 2001, to expire April 24, 2016. Options granted in 1990 are fully vested. Options granted in 2001 are not vested at December 31, 2003. Options for 24,200 and 8,550 shares were exercised in 2003 and 2002, respectively, under this director plan. Options for 9,450 shares remain available under this plan.

The 1999 Director Stock Option Plan grants a director an option to purchase shares of common stock at an exercise price which must be no less than the greater of the fair market value of the common stock or the net book value of the common stock at the time of grant. A total of 42,000 shares of the Company's common stock were reserved for option under this plan, of which options for 33,600 shares at $10.48 per share (fair market value) were granted November 21, 2000, expiring on November 21, 2015. In 2003, options for 11,200 shares were vested under the 1999 plan; none of these options granted are vested at December 31, 2002.

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 11 - Stock Option Plans *(concluded)*

Employee Plans

In 1990 and 1999, the Company adopted plans providing for granting certain key employees options to purchase common stock. Under the terms of the plans, options are incentive stock options (as defined in the Internal Revenue Code). The option price will be fair market value at the date of grant or a price determined by the Board of Directors, but not less than fair value. Options are exercisable on a cumulative basis in annual installments of one-third each on the third, fourth and fifth anniversary of the date of grant. Pursuant to these plans, 84,000 shares are reserved for option as of December 31, 2003, of which 65,025 shares (after forfeitures) have been granted. A total of 18,975 shares remain available for future grant under the 1999 plan at December 31, 2003. No shares remain available for grant under the 1990 plan. In 2003 and 2002, options for 4,200 shares and 9,100 shares, respectively, were exercised under the employee plans.

The fair value of each option granted in 2003 was estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted-average assumptions:

Dividend yield	- -%
Expected life	9 years
Average risk-free interest rate	3.46%
Expected volatility	24%

The weighted average fair value of options granted in 2003 was $5.52. There were no options granted during 2002.

The Black-Scholes model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models require highly subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company's option awards.

A summary of the status of the Company's stock option plans as of December 31, 2003 and 2002, and changes during the years ending on those dates, is presented below:

	2003		2002	
	Shares	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
Outstanding at beginning of year	207,825	$ 6.17	232,550	$6.09
Granted	24,000	14.00	- -	- -
Exercised	(28,400)	2.80	(17,650)	3.81
Forfeited	(2,100)	8.33	(7,075)	9.19
Outstanding at end of year	**201,325**	**$ 7.58**	**207,825**	**$6.17**
Options exercisable at year-end	126,850		129,275	

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 11 - Stock Option Plans *(concluded)*

The following information summarizes information about stock options outstanding and exercisable at December 31, 2003:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.38 - $ 2.97	51,250	1.5	$ 2.38	51,250	$2.38
$ 5.24 - $ 6.19	40,950	3.7	5.97	40,950	5.97
$ 8.33 - $11.00	85,125	8.5	9.67	34,650	9.05
$14.00	24,000	9.4	14.00	--	--

Note 12 - Profit Sharing Plan

The Bank's defined contribution profit sharing plan covers substantially all employees who have completed one year or more of service. Employees are eligible to defer up to 25% of their gross salary, with employer contributions to the Plan made at the discretion of the Board of Directors. The Bank's contributions for the years ended December 31, 2003 and 2002 totaled $53 and $42, respectively.

Note 13 - Deferred Compensation Agreements

In 1993 the Bank established a deferred compensation agreement with a director under which the director will defer his director fees. At retirement he will receive a benefit of $1 per month for 120 months. The accrued liability related to this agreement totaled $52 and $47 at December 31, 2003 and 2002, respectively. Expenses associated with this plan were $5 annually in 2003 and 2002. The Bank has also purchased a whole-life insurance policy on the director, with values of $40 and $36 at December 31 2003 and 2002, respectively, which may be used to fund benefits under the deferred compensation agreement.

In 2002, the Board of Directors approved a supplemental retirement plan covering certain management personnel. The post-retirement benefit provided by the plan is designed to supplement a participating officer's retirement benefits from social security, in order to provide the officer with a certain percentage of final average income at retirement age. Expenses associated with this plan were $89 and $77 for the years ended December 31, 2003 and 2002, respectively.

Benefits to employees are funded by life insurance policies purchased by the Company, which had cash surrender values of $3,318 and $3,169 at December 31, 2003 and 2002, respectively. Liabilities to employees, which are being accrued over their expected time to retirement, were $166 at December 31, 2003.

Also in 2002, the Company purchased long-term care insurance on certain board members and management personnel. Benefits under this plan vest over five years from the date of the plan. Expenses related to this plan in 2003 and 2002 were $48 and $32, respectively.

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 14 - Employee Stock Purchase Plan

Effective July 1, 1995, the Company adopted an employee stock purchase plan whereby eligible employees can purchase common stock at the lesser of the stock's fair market value at the beginning or the end of the plan year. The aggregate number of shares reserved under this plan is 42,000. At December 31, 2003, 23,859 shares remain available for purchase under this plan. No employee can purchase more than 420 shares of common stock in any plan year; 1,464 and 1,762 shares were purchased at a price of $12.00 and $11.00 per share for the years ended December 31, 2003 and 2002, respectively.

Note 15 - Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can cause certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines of the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined).

As of December 31, 2003, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
December 31, 2003						
Tier 1 capital (to average assets):						
Consolidated	$16,744	10.86%	$6,165	4.00%	N/A	N/A
Bank	16,259	10.57	6,156	4.00	$ 7,695	5.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	16,744	14.34	4,672	4.00	N/A	N/A
Bank	16,259	13.95	4,662	4.00	6,994	6.00
Total capital:						
Consolidated	17,845	15.28	9,344	8.00	N/A	N/A
Bank	17,360	14.89	9,325	8.00	11,656	10.00

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 15 - Regulatory Matters *(concluded)*

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
December 31, 2002						
Tier 1 capital (to average assets):						
Consolidated	$15,171	10.78%	$5,631	4.00%	N/A	N/A
Bank	15,074	10.71	5,631	4.00	$ 7,039	5.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	15,171	13.00	4,667	4.00	N/A	N/A
Bank	15,074	12.92	4,667	4.00	7,001	6.00
Total capital:						
Consolidated	16,023	13.73	9,334	8.00	N/A	N/A
Bank	15,926	13.65	9,334	8.00	11,668	10.00

Management believes, as of December 31, 2003, that the Company and the Bank meet all capital requirements to which they are subject.

Restrictions on Retained Earnings

National banks can initiate dividend payments in a given year, without prior regulatory approval, equal to net profits, as defined, for that year plus retained net profits for the preceding two years. The Bank can distribute as dividends to the parent company approximately $3,589 as of December 31, 2003 without regulatory approval.

Note 16 - Condensed Financial Information - Parent Company Only

Condensed Balance Sheets - December 31

	2003	2002
Assets		
Cash	$ 177	$ 97
Investment in the Bank	16,410	15,444
Premises and equipment	306	- -
Other assets	2	- -
Total assets	**$16,895**	**$15,541**
Shareholders' Equity	**$16,895**	**$15,541**

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 16 - Condensed Financial Information - Parent Company Only *(concluded)*

Condensed Statements of Income - Years Ended December 31

	2003	2002
Operating Income		
Dividend income from the Bank	$ 310	$ - -
Other income	2	- -
Total operating income	**312**	**- -**
Operating Expenses	(184)	(184)
Income (loss) before income taxes and equity in undistributed income of the Bank	**128**	**(184)**
Income Tax Benefit	63	63
Income (loss) before equity in undistributed income of the Bank	**191**	**(121)**
Equity in Undistributed Income of the Bank	1,185	1,273
Net income	**$1,376**	**$1,152**

Condensed Statements of Cash Flows - Years Ended December 31

	2003	2002
Cash Flows from Operating Activities		
Net income	$1,376	$1,152
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Equity in undistributed income of subsidiary	(1,185)	(1,273)
Depreciation	3	- -
Decrease in other assets	- -	12
Other	(1)	- -
Net cash provided by (used in) operating activities	**193**	**(109)**
Cash Flows from Investing Activities		
Investment in subsidiary	- -	(661)
Additions to premises and equipment	(311)	- -
Net cash used in investing activities	**(311)**	**(661)**
Cash Flows from Financing Activities		
Proceeds from issuance of common stock	**98**	**784**
Net change in cash	**(20)**	**14**
Cash		
Beginning of year	97	83
End of year	**$ 77**	**$ 97**

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 17 - Other Expenses

Other expenses include the following amounts which are in excess of 1% of the total of interest income and non-interest income for the years ended December 31:

	2003	2002
Professional fees	$106	$118
Data processing	387	365
Office supplies and expenses	114	102
State taxes	121	110

Note 18 - Earnings Per Share Disclosures

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated:

	Net Income (Numerator)	**Shares (Denominator)**	**Per Share Amount**
Year Ended December 31, 2003			
Basic earnings per share:			
Net income	$1,376	2,155,914	$.64
Effect of dilutive securities:			
Options	- -	84,523	(.03)
Diluted earnings per share:			
Net income	**$1,376**	**2,240,437**	**$.61**
Year Ended December 31, 2002			
Basic earnings per share:			
Net income	$1,152	2,111,819	$.55
Effect of dilutive securities:			
Options	- -	83,239	(.03)
Diluted earnings per share:			
Net income	**$1,152**	**2,195,058**	**$.52**

The number of shares shown for "options" is the number of incremental shares that would result from exercise of options and use of the proceeds to repurchase shares at the average market price during the year.

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 19 - Comprehensive Income

Net unrealized gains and losses include, net of tax, $220 of unrealized losses arising during 2003 and $292 of unrealized gains arising during 2002, less reclassification adjustments of $0 and $19 for gains included in net income in 2003 and 2002, respectively, as follows:

	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
2003			
Unrealized holding losses arising during the year	($333)	($113)	($220)
Reclassification adjustments for gains realized in net income	- -	- -	- -
Net unrealized losses	**($333)**	**($113)**	**($220)**
2002			
Unrealized holding gains arising during the year	$442	($150)	$292
Reclassification adjustments for gains realized in net income	(29)	10	(19)
Net unrealized gains	**$413**	**($140)**	**$273**

Note 20 - Fair Values of Financial Instruments

The estimated fair values of the Bank's financial instruments at December 31 were as follows:

	2003 Carrying Amount	Fair Value	2002 Carrying Amount	Fair Value
Financial Assets				
Cash and due from banks, and interest bearing deposits in banks	$15,561	$15,561	$19,408	$19,408
Securities available for sale	32,230	32,230	29,502	29,502
Federal Home Loan Bank and Federal Reserve Bank stocks	753	753	731	731
Loans held for sale	- -	- -	2,871	2,871
Loans	97,643	97,846	81,409	81,440
Accrued interest receivable	656	656	601	601
Financial Liabilities				
Deposits	$138,775	$138,983	$127,011	$127,259
Note payable	34	34	36	36
Accrued interest payable	159	159	205	205

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 20 - Fair Values of Financial Instruments *(concluded)*

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change and that change may either be favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans, and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

Note 21 - Subsequent Event

On January 20, 2004, the Board of Directors approved a dividend in the amount of $.10 per share to be paid on or about March 1, 2004 to shareholders of record as of February 20, 2004. In addition, the Board approved the offering of an additional 60,000 shares of common stock at $15.00 per share. The offering is anticipated to commence in the second quarter of 2004.

Note 22 - Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2003				
Interest income	$2,043	$2,104	$2,160	$2,150
Interest expense	517	476	475	453
Net interest income	**1,526**	**1,628**	**1,685**	**1,697**
Provision for credit losses	58	124	109	94
Non-interest income	385	464	466	300
Non-interest expenses	1,430	1,433	1,539	1,365
Income before income taxes	**423**	**535**	**503**	**538**
Income taxes	127	171	156	169
Net income	**$ 296**	**$ 364**	**$ 347**	**$ 369**
Earnings per common share:				
Basic	$.14	$.17	$.16	$.17
Diluted	.13	.16	.15	.17

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2003 and 2002

Note 22 - Quarterly Data (Unaudited) *(concluded)*

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2002				
Interest income	$1,991	$1,972	$2,057	$2,149
Interest expense	690	650	628	595
Net interest income	**1,301**	**1,322**	**1,429**	**1,554**
Provision for credit losses	41	47	46	226
Non-interest income	321	303	322	405
Non-interest expenses	1,170	1,188	1,291	1,300
Income before income taxes	**411**	**390**	**414**	**433**
Income taxes	137	128	100	131
Net income	**$ 274**	**$ 262**	**$ 314**	**$ 302**
Earnings per common share:				
Basic	$.13	$.13	$.15	$.14
Diluted	.13	.12	.14	.13

PART III
EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Articles of Incorporation of the registrant (1)
2.2	Amended and Restated By-laws of the registrant (2)
6.1	Mt. Rainier National Bank 1990 Employee Stock Option Plan (3)
6.2	Mt. Rainier National Bank 1990 Director Stock Option Plan (4)
6.3	Mountain Bank Holding Company 1995 Employee Stock Purchase Plan (3)
6.4	Mountain Bank Holding Company 1999 Employee Stock Option Plan (3)
6.5	Form of 1999 Employee Stock Option Agreement (5)
6.6	Form of Mountain Bank Holding Company 1999 Director Stock Option Plan (5)
6.7	Form of 1999 Director Stock Option Agreement (5)
6.8	Form of 2002 Executive Supplemental Compensation Agreements dated January 1, 2002 for Messrs. Moergeli and Franks and Ms. Brumley (6)
6.9	Split Dollar Life Insurance Agreements for Messrs. Moergeli and Franks and Ms. Brumley (6)
6.10	Form of Change in Control Severance Agreement for Steve Moergeli and Sheila Brumley (6)
6.11	Salary Continuation Agreement for Sterlin Franks (6)
6.12	Form of Participant Long Term Care Agreement for directors and Sterlin Franks and Sheila Brumley (6)
10	Consent of McGladrey & Pullen LLP
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act
32	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act
99	Code of Ethics

(1) Incorporated by reference to Exhibit 3.1 of the Registrant's quarterly report on Form 10Q-SB for the quarter ended June 30, 2000.

(2) Incorporated by reference to exhibit 3.2 of the Registrant's Annual Report on Form 10K-SB for the fiscal year ended December 31, 2000.
(3) Incorporated by reference to exhibits 99.1, 99.2 and 99.3, respectively, included in the Registrant's Registration Statement on Form S-8, Registration No. 333-61782
(4) Incorporated by reference to exhibits included in the Registrant's Registration Statement on Form 10-SB, Registration No. 000-28394
(5) Incorporated by reference to exhibits 6.5, 6.6, 6.7 and 6.8, respectively, of the Registrant's Annual Report on Form 10K-SB for the fiscal year ended December 31, 1999.
(6) Incorporated by reference to exhibits 6.8, 6.9, 6.10, 6.11 and 6.12, respectively, of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002.

Signatures

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on February 17, 2004.

Mountain Bank Holding Company

By: /s/
Roy T. Brooks, Chairman of the Board & CEO

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 17th day of February 2004.

By: /s/
Roy T. Brooks, Chairman of the Board & CEO
(Principal Executive Officer)

By: /s/
Sheila M. Brumley, CFO & Secretary to the Board
(Principal Accounting Officer)

By: /s/
Susan K. Bowen-Hahto, Director

By: /s/
Brian W. Gallagher, Director

By: /s/
Michael K. Jones, Director

By: /s/
Barry C. Kombol, Director

By: /s/
Steve W. Moergeli, Director

By: /s/
John W. Raeder, Director

By: /s/
Garrett S. Van Beek, Director

By: /s/
Hans R. Zurcher, Director

By: /s/
J.B. Rupert, Director

Exhibit 10

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-61782 of Mountain Bank Holding Company on Form S-8 of our report, dated January 15, 2004, appearing in this Annual Report on Form 10-KSB of Mountain Bank Holding Company for the year ended December 31, 2003.

/s/ McGladrey & Pullen, LLP

Tacoma, Washington
March 4, 2004

Exhibit 31.1

CERTIFICATION

I, Roy T. Brooks, President and CEO, certify that:

(1) I have reviewed this annual report on Form 10-KSB of Mountain Bank Holding Company.

(2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions);

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting; and

Date: February 17, 2004

/s/
Roy T. Brooks, President & CEO

Exhibit 31.2

CERTIFICATION

I, Sheila M. Brumley, SVP and CFO, certify that:

(1) I have reviewed this annual report on Form 10-KSB of Mountain Bank Holding Company.

(2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions);

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting; and

Date: February 17, 2004

/s/

Sheila M. Brumley, SVP & CFO

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mountain Bank Holding Company (the "Company") on Form 10-KSB for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Roy T. Brooks, Chief Executive Officer and Sheila M. Brumley, Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/
Roy T. Brooks, Chief Executive Officer

/s/
Sheila M. Brumley, Chief Financial Officer

www.mrnbank.com